VERSO TECHNOLOGIES, INC.
400 GALLERIA PARKWAY
SUITE 300
ATLANTA, GEORGIA 30339
October 21, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	Verso Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
Forms 8-K dated April 25, 2005 and July 25, 2005
File No. 000-22190
Ladies and Gentlemen:
     On behalf of Verso Technologies, Inc. (the “Company”), the undersigned hereby responds to the comments of the Staff contained in the letter from Kathleen Collins to Steven Odom dated September 22, 2005. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s September 22, 2005 comment letter.
Form 10-K for Fiscal Year Ended December 31, 2004
Critical Accounting Policies
     1. The Company did not discuss revenue recognition in its critical accounting policies included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “Annual Report”) because, in light of the lack of subjectivity in the application of the Company’s revenue recognition policy, management does not believe that revenue recognition is a critical accounting policy. In addition, management believes that proper revenue recognition for the Company’s revenue streams is well developed in the accounting literature and it does not require management to make estimates or assumptions, unlike those accounting policies which management deems to be critical. The significant accounting policies included in the notes to the financial statements included in the Annual Report indicates the guidance that was followed by the Company relating to revenue recognition, and the Company believes that

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October 21, 2005

this disclosure was adequate. The Company will include disclosure of its revenue recognition policy in the critical accounting policies section of its future filings on Form 10-K.
Note 2. Summary of Significant Account Policies and Practices, page F-9
Revenue Recognition, page F-10
     2. Set forth below is a discussion of each of the Company’s revenue streams, arranged by product line, and the revenue recognition policy for each revenue source. The accounting literature that supports the Company’s accounting is set forth in the parentheticals.
Netspective (Statement of Position 97-2)
     Revenue sources for the Company’s Netspective product line are primarily from the sale of hardware with imbedded software intended to limit access to web sites. This product has support included for the first year after purchase. This support includes updates to the software for additional objectionable web sites that may be filtered and is sent as a download to the purchaser. This is considered a sale which follows software rules because of the significance of the software that is included and the fact that software revenue recognition upgrades are provided throughout the first year for no additional charge. The customer may elect to continue the support after the first year for a price equal to 20% of the original list price (50% for the P2P product, which the Company first offered in 2003). All initial sales of this product are considered to be multi-element sales. The hardware and software product are not sold separately, so the Company is unable to establish separate vendor specific objection evidence (“VSOE”) for the hardware and software component. VSOE is established, however, for the undelivered support because the second year for all customers is either 20% or 50% of the original list price depending on the product sold. Since the Company is unable to establish VSOE on all elements of the transaction, the Company uses the residual method for recognizing revenue. This is applied as follows: for the first year following a sale, an amount equal to the second year renewal is set aside from the purchase price and amortized over a one-year period. The balance of the purchase price (in some cases a very small amount, depending on the discount given) is allocated to the hardware and software (product) and is immediately recognized. In some cases installation is provided, although customers typically do not require installation because the product is “plug and play.” If installation is sold, revenue recognition for the product is deferred until the installation is performed. Training was sold once in the past 6 months, and the training was provided prior to the billing and sale of the device.
Telemate Voice (Statement of Position 97-2)
     Revenue sources for the Company’s Telemate Voice product line primarily relates to the Post Contract Support (“PCS”) of a legacy device that monitors and reports call activity for businesses. In addition, the Company continues to sell the device that tracks the calls; however,

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this portion of the business is on the decline. When the Company sells a device which includes the hardware, software and the support (which includes the software upgrades which are part of the support) for the first year, the Company has a multi-element sale and follows guidance for software accounting. The Company follows guidance for software because the value of the product is in the software. Approximately 70% of the revenue for the Telemate Voice product comes from the renewals of PCS related to previous sales of this product. The PCS is sold on an annual basis and provides support on Tariff and Area code updates which are shared electronically. The support is elected by the customer annually and updates are only provided if paid in advance or a purchase order is provided to support the customer’s intention to purchase the renewal. The fee is amortized over the one-year term of the agreement. PCS is recognized ratably after the fee is ordered through a purchase order and or paid by the customer. When a new unit is sold, support for the first year is included so the Company must allocate a portion of the sales price to the support. The renewal rate for all customers is 20% of the current list price of the unit, and VSOE has been established at that rate. The residual method is used to recognize revenue since the device is not sold separately, and VSOE is known only for the undelivered item (the support) in the transaction. The VSOE for support (20% of the current list) is deferred and amortized over the first year, and the balance of the sale is recognized as product revenue when shipped. If installation is sold with the product, then product revenue is recognized after installation is completed. Installation and training are sold at a set rate for in house and on site installation or training. Training is sold as an add-on service and at the same rate to all customers. VSOE for training and installation have been established for use in the event of a multi-element sale. The sale of the product is usually made to end-users.
Advanced Application Services (Staff Accounting Bulletin 104)
     The primary revenue sources for the Company’s Advanced Application Services group are annual support related to the performance of advanced application support services in the call center in Atlanta and consulting services. On a monthly basis, the Company receives a large payment from the Intercontinental Hotels Group for the next month’s service (billing is prepared by Intercontinental and is based on number of rooms that are under service). This amount is deferred until it is earned the following month. This large revenue source is moving to a volume-based billing over the next several years as the Intercontinental Hotels Group switches out its software to another vendor. The Company will continue to provide the call center support but it will be usage based (number of calls answered and minutes involved) and billed in arrears after the service is delivered. The division also bills individual hotels (many in the Intercontinental Hotels Group) for annual call center support for certain interfaces. This is an amount established annually and is billed and paid in advance. The billing is sent in advance of the renewal and in most cases is received prior to the beginning of the period of service. The amount received is amortized over the life of the agreement, which is one year. The call center also receives revenue from providing monthly service to ISP’s, broadband service providers and others that require application support services. These amounts are billed on a fixed monthly charge and/or on a calls-received basis and are billed after the completion of the service. The

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October 21, 2005

Advance Applications Services group also provides consulting services primarily in the form of installation support to the hospitality industry. The consultation services are billings based on time and expense and billed after the services are performed or the costs are incurred. The billings for expense reimbursements are included in revenue as required by Emerging Issues Task Force (“EITF”) 01-14.
Netperformer (Emerging Issues Task Force — 00-21, Staff Accounting Bulletin 104)
     The primary source of revenue from the Company’s Netperformer product line is from the sale of hardware with imbedded software for the purpose of providing customers with their own local network. The software is not a significant focus of the marketing efforts of the product as a whole; there is no PCS with upgrades and enhancements; there are no significant development costs related to the software component of the product; the software component of the product can not be substituted for software provided by another vender; and the product is not being distributed with other software products. The software is integral to the hardware and only works on the device with which it is sold. The software is considered to be incidental to the device and revenue is recognized in accordance with Staff Accounting Bulletin 104. The product is a “plug and play” device that requires no installation by the Company. There is no PCS sold with the device. There is a one-year warranty on parts. The warranty covers the replacement of the box if there is a mechanical issue. The warranty experience based on actual warranty expense for the last year is approximately 1% of the revenue and is accrued at the time of sale for the potential defective products. Revenue is recognized at the time of shipment. In the rare event that consultation services are provided to the customers, the service is provided on a time and materials basis and billed and recognized after the completion of the work.
Softswitch (Statement of Position 97-2)
     The primary source of the revenue from the Company’s Softswitch product line is from the sale of a software product that is usually loaded on non-proprietary hardware (currently, servers from another vendor) and sold as a hardware switching solution. The primary functionality is in the software, it is not incidental. The Company follows software rules for revenue recognition. The Company does not install the product, and it is usually sold to value added resellers (“VAR”) or other integrators. A one-year warranty is given on the hardware. This warranty experience runs less than 2% of revenue, and an accrual is recorded at the time of the sale related to this warranty and is reflected as a cost of sales. The warranty covers the cost of replacement parts. The Company sells support for 24 x 7 phone and e-mail support on the Softswitch product. The service is an optional service to the customer since most sales are through a VAR or integrator that provides the service in the first year. If the customer is direct and the customer opts for the support service, then the cost of first year service is 5% of list for the first year of service. The support is amortized over the period of the contract. The cost of support in the second year of service is based on the same percentage calculation. Since the first year support can be bundled with the sale of the hardware and software, the Company must

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determine when all elements are delivered. In the case of the support, it is an undelivered portion of the sale and the Company has determined that it has VSOE on the support portion of the sale. This was determined by analyzing stand alone sales of support. For multi-element sales, the Company has deferred the required portion for support based on the established VSOE and has recognized the sale of the hardware and software at the time of shipment. The Company also sells on-site and in-house training. Training is a set amount per session and is performed prior to billing, so the amount is earned by the time it is billed. If the training is sold related to a sale of hardware and software and the item is undelivered, then the Company has determined that it has VSOE for the undelivered portion. This division also sells consulting services and charges for those services at an hourly rate. The rate charged for these services is consistently applied and for multi-element sales the Company has established VSOE and would defer the revenue until the service is performed.
Note 7. Convertible Preferred Debentures, page F-22 and Note 17. Subsequent Events, page F-33 — Sale of Debenture, page F-34
     3. In response to the Staff’s comments, set forth below is a discussion of the convertible debentures and warrants issued by the Company in November 2000 and February 2005.
November 2000 Instruments
     As noted by the Staff, in November 2000, the Company issued in a private placement Convertible Debentures in an aggregate principal amount of $4.5 million with a conversion price of $4.50 per share (the “November 2000 Debentures”) together with detachable warrants to purchase shares of the Company’s stock (the “November 2000 Warrants” and, together with the November 2000 Debentures, the “November 2000 Instruments”). In applying EITF 00-27 to the November 2000 Instruments, the Company compared their relative fair value and concluded that the relative fair value of the November 2000 Warrants (computed using the Black-Scholes option pricing method as disclosed in the footnotes to the Company’s financial statements) was 31% of the total $4.5 million issuance proceeds and, hence, the relative fair value of the November 2000 Debentures was 69% of such total. Accordingly, the Company allocated $1,395,000 to the November 2000 Warrants and $3,105,000 to the November 2000 Debentures.
     In applying EITF 98-5 to the November 2000 Instruments, the Company concluded that the effective conversion price of the November 2000 Debentures was $3.12 per share and the fair market value of the Company’s common stock was $2.56 per share. Therefore, under EITF 98-5, the November 2000 Debentures do not include a beneficial conversion feature.
     Finally, the Company believes that it properly classified the November 2000 Warrants as permanent equity in accordance with EITF 00-19 (and Topic No. D-98) because such warrants may only be settled in shares. In connection with the issuance of the November 2000

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Instruments, the Company also entered into a Registration Rights Agreement with the holders of the November 2000 Instruments pursuant to which the Company granted to such holders “piggy-back” registration rights that provided to such holder the right to include the shares underlying the November 2000 Instruments in certain registration statements filed by the Company to register such shares underlying the November 2000 Instruments for resale by such holders.
February 2005 Instruments
     As further noted by the Staff, in February 2005, the Company issued in a private placement Senior Unsecured Convertible Debentures in an aggregate principal amount of $13.5 million with a conversion price of $.50 per share (the “February 2005 Debentures”) together with detachable warrants to purchase shares of the Company’s stock (the “February 2005 Warrants” and, together with the February 2005 Debentures, the “February 2005 Instruments”). Although the Company had previously calculated the fair value of the February 2005 Warrants using the Black-Scholes option pricing method, and the Company will disclose such value in the footnotes to the Company’s interim financial statements to be included in the Company’s Form 10-Q for the quarter ended September 30, 2005, the Company did not previously consider whether the February 2005 Debentures contained a beneficial conversion feature.
     In applying EITF 00-27 and EITF 98-5 to the February 2005 Instruments, the Company compared their relative fair value and concluded that the relative fair value of the February 2005 Warrants (computed as noted above) was 34% of the total $13.5 million issuance proceeds and, hence, the relative fair value of the February 2005 Debentures was 66% of such total. Accordingly, the Company allocated $4,500,000 to the February 2005 Warrants and $9,000,000 to the February 2005 Debentures. Consequently, the Company concluded that the effective conversion price of the February 2005 Debentures was $.33 per share and the fair market value of the Company’s common stock was $.46 per share. As a result, under EITF 98-5, the Company believes that the February 2005 Debentures contain a beneficial conversion feature and the fair value of the February 2005 Debentures reflected in the Company’s financial statements should be reduced by $3.6 million (which represents value of the beneficial conversion feature as of the date of issuance) and the fair value of the February 2005 Warrants (and, hence, the Company’s Additional Paid-in Capital) should be increased by the same amount. Because this adjustment relates only to a balance sheet reclassification, the Company proposes to record this adjustment in its balance sheet for September 30, 2005 and not restate its March 31, 2005 and June 30, 2006 balance sheet.
     If the fair value of the February 2005 Instruments (as proposed to be adjusted) had been recorded in the Company’s balance sheets for March 31, 2005 and June 30, 2005, the Company would have also recorded an immaterial increase in interest expense (which was based on an effective rate calculation) for the quarters ended March 31, 2005 and June 30, 2005 (approximately $35,000 and $80,000, respectively). Accordingly, the Company does not believe it is necessary to restate its income statements for such periods.

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October 21, 2005

     Finally, the Company believes that it properly classified the February 2005 Warrants as permanent equity in accordance with EITF 00-19 (and Topic No. D-98) because such warrants may only be settled in shares (or net shares in limited circumstances). The February 2005 Warrants contain a conditional cashless exercise feature which was designed to permit the holder to resell the underlying shares of common stock pursuant to Rule 144 if a resale registration statement was not effective. In connection with the issuance of the February 2005 Instruments, the Company entered into Registration Rights Agreement with the holders of the February 2005 Instruments pursuant to which the Company agreed to register for resale by the holders the shares underling the February 2005 Instruments. In this regard, the Company agreed to file the registration statement relating to such registration by a designated date, to use its reasonable best efforts to cause such registration statement to be declared effective by a designated date and to maintain the effectiveness for designated time period, the failure of any one of which would require the Company to make a cash payment to the holders of the February 2005 Instruments equal to 1% of their invested amount for each 30 period in which one of these defaults exist. This payment was designed to impose a financial incentive on the Company to file and maintain the effectiveness of the resale registration statement and to compensate the holder of the February 2005 Instruments for the discounted value of the restricted securities issuable upon exercise of the February 2005 Warrants and the conversion of the February 2005 Debentures until such time as the underlying shares could be sold pursuant to Rule 144 or an effective resale registration statement. Under the Registration Rights Agreement, the Company believes that, realistically, it would have at most paid this amount for 9 months (for a total payment equal to 9% of the invested amount because this payment feature was designed to compensate the holder for holding “restricted securities” not saleable under Rule 144 or an effective resale registration statement (which was not required to be filed until three months following the issuance of the of February 2005 Instruments), although under the terms of the Registration Rights Agreement, the Company, theoretically, could be obligated to pay this amount for up to 21 months, which would result in a payment equal to 21% of the total invested amount. In either case, the amount of this payment is less than the approximately 62% effective discount on the price of shares of common stock issuable under the February 2005 Debentures (28% effective discount arising from the beneficial conversion feature and 34% effective discount arising from the issuance of the February 2005 Warrants). Significantly, the effectiveness of the registration statement does not effect the exercisability of the February 2005 Warrants (or the February 25 Debentures) or the settlement thereof. In fact, in all cases, the February 2005 Warrants are only exercisable for shares, which as to the holder thereof, are always “restricted securities”, though they may be resold by such holder pursuant to the resale registration statement while it is effective. In this regard, the Company notes that, according to paragraph 14 of EITF 00-19, “the delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date.” The Company did not have a failed registration within six months of the

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assessment date and, therefore, the Company could (and its only obligation is to) deliver unregistered shares of its common stock upon exercise of the February 2005 Warrants.
     Moreover, the cash payment payable under the Registration Rights Agreement is not significant enough in light of the combined fair value of the February 2005 Warrants, the beneficial conversion feature of the February 2005 Debentures and the February 2005 Debentures for one to reasonably conclude that the February 2005 Warrants, the beneficial conversion feature of the February 2005 Debentures and the February 2005 Debentures would be net-cash settled. In this regard, the Company notes to the Staff that to avoid making the cash payment under the Registration Rights Agreement, the Company would have to net cash settle the February 2005 Debentures and the February 2005 Warrants, and the amount of such net cash settlement would far exceed the amount of the cash payment under the Registration Rights Agreement. In other words, the cash payment under the Registration Rights Agreement and settlement in unregistered shares would constitute the most economic settlement option, which further supports the Company’s classification of these instruments.
     The Company has also considered the application of Topic D-98 to the February 2005 Warrants (and the beneficial conversion feature of the February 2005 Debentures) and the Company does not believe that it applies to these instruments because they are not redeemable and the cash payment under the Registration Rights Agreement is not significant enough to deem the instruments to include (or be subject to) any redemption provisions whatsoever.
     Accordingly, in light of the foregoing, the Company believes that it has properly classified the February 2005 Warrants as permanent equity and that its proposed classification of the beneficial conversion feature of the February 2005 Debentures as permanent equity is also proper.
Note 16. Litigation, page F-32
     4. The Company believes that the claims alleged in the securities lawsuit filed against a subsidiary of the Company, which lawsuit was described in Note 16 to the Company’s financial statements included in the Annual Report (the “Note”), are without merit and, accordingly, no liability has been recorded on such statements. In the proposed settlement discussed in the Note, the Company’s subsidiary and other issuer defendants proposed that the insurers of the issuer defendants deliver to the plaintiffs a surety undertaking in the amount of $1 billion. The proposed settlement was approved by the Court in February 2005, and the Company’s insurance carrier provided its portion of the surety undertaking to the plaintiffs. There has been no offset in accordance with FIN 39, as there was no liability to offset. This was not a liability for the Company because the Company believed that there was no merit to the claims and, if a settlement were to occur, it would be funded by the Company’s insurance carrier.

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October 21, 2005

Forms 8-K dated April 25, 2005 and July 25, 2005
     5. The Company provides supplemental information regarding its operational performance using certain non-GAAP financial measures which exclude from net income various non-cash and cash charges principally related to acquisitions, restructuring activities and financing transactions. The Company uses “EBITDA from continuing operations” and “EBITDA from continuing operations excluding reorganization costs — loss on sublease” (collectively, the “Non-GAAP Financial Measures”) in its Current Reports on Form 8-K filed on each of April 25, 2005 and July 25, 2005 (collectively, the “Current Reports”) to provide an indication of the Company’s baseline performance before gains, losses or other charges that are considered by management to be outside of the Company’s core operating results. The Company believes these Non-GAAP Financial Measures provide a good measure of performance for the Company because they represent the amount realized from revenue after all operating expenses. While Non-GAAP Financial Measures are not an alternative for generally accepted accounting principles used in the United States (“GAAP”), the Company’s management uses the Non-GAAP Financial Measures to evaluate the Company’s historical and prospective financial performance in the ordinary course of business. The Company believes that providing to the Company’s investors the Non-GAAP Financial Measures, in addition to the most comparable GAAP presentation, allows the investors to better evaluate the Company’s progress and its financial results over time and to compare the Company’s results with the results of the Company’s competitors. Net income, the most comparable GAAP presentation to the Non-GAAP Financial Measures, is disclosed in the reconciliation table included in the press release filed as Exhibit 99.1 to each of the Current Reports. The reconciliation table starts with GAAP net income from continuing operations from the income statement and adds back the GAAP items from the income statement to calculate the Non-GAAP Financial Measures. The press releases filed as Exhibit 99.1 to each of the Current Reports discuss net income and net income from continuing operations. The Company believes it has provided the required reconciliations for the Non-GAAP Financial Measures used in the press releases. The Company believes that the discussion in the Current Reports is not misleading and is useful to investors, analysts and others. The Company prefers to continue with this presentation because it helps the readers focus on the loss from operations related to the ongoing operations of the Company, rather than acquisitions, restructuring activities and financing transactions.
     6. The Company includes all segment information in the footnotes to the Company’s financial statements and has not traditionally disclosed any segment information in its press releases regarding results of operations. The segment information included in Note 10 to the financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the “Quarterly Reports”) discloses “(Loss) contribution before allocated items” for each segment which is comparable to “EBITDA from continuing operations.” If requested by the Staff, the Company will include segment disclosures in the Company’s press releases regarding future results of operations or, alternatively, will not state in the Company’s future filings that the Company uses EBITDA from

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continuing operations as a measure of performance for segments as well as divisions within segments.
     7. The Company has concluded that the Non-GAAP Financial Measures provide investors with an indication of cash produced from operations. The Company believes these Non-GAAP Financial Measures provide a good measure of the Company’s performance because they represent the amount realized from revenue after all operating expenses. The Non-GAAP Financial Measures are not intended to be measures of liquidity (which is disclosed in the statement of cash flows from operations and takes into consideration all changes in short-term operating assets and liabilities) but are intended to exclude from the comparable GAAP measures the items that relate to acquisitions, restructuring activities and financing transactions that are not indicative of the core operating results of the Company. The Company believes that the Non-GAAP Financial Measures allow investors to better evaluate the Company’s progress and financial results over time and to compare the Company’s results with the results of the Company’s competitors. In its future filings, the Company intends to state that EBITDA from continuing operations provide investors with “a good measure of the Company’s performance because it represents the amount realized from revenue after all operating expenses and allows investors to better evaluate the Company’s progress and financial results over time and to compare the Company’s results with the results of the Company’s competitors” instead of stating that EBITDA from continuing operations provide investors with “an indication of cash produced from operations.”
Form 10-Q for the Quarter Ending June 30, 2005
     8. Initially, the Company computed the fair value of the warrants issued in connection with the restructuring of the payment terms of the November 2000 Debentures (the “Subsequent Warrants”) and determined that the issuance of the Subsequent Warrants was a cost of the restructuring and should be expensed immediately since the revised payment terms added only an additional 11 months to repay the November 2000 Debentures. After further review, the Company has determined that, based on a comparison of the present value of the cash flows under the new terms and the cash flows under the old terms, the November 2000 Debentures after the restructuring are not “substantially different” from the November 2000 Debentures prior to the restructuring. Under EITF 96-19, the Subsequent Warrants issued by the Company to the debenture holders are considered to be fees, and the unamortized discount at the time of the modification would be amortized to interest expense over the remaining term of the modified debt using the interest method. The effective interest rate of approximately 68% will be used for the remaining 15 months of the modified debt. The costs incurred with third parties of approximately $50,000 (consisting of attorney’s fees, accountants fees and filing fees) will be expensed as incurred as required by EITF 96-19. The adjustment for this transaction will be disclosed in the footnotes to the financial statements to be included in the Company’s Quarterly Report for the quarter ended September 30, 2005.

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October 21, 2005

     The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report, the Quarterly Reports and the Current Reports (collectively, the “Filings”); (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     Please contact the undersigned at 678-589-7141 if you have any questions or comments concerning this letter.

Sincerely,
/s/ Juliet M. Reising
Juliet M. Reising,
Chief Financial Officer

cc:	Mr. Tom Ferrero Ms. Megan Akst